Jones & Keller, P.C.

1675 Broadway, 26th Floor

Denver, Colorado 80202

Telephone: (303) 573-1600

September 13, 2021

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mark Brunhofer

Sharon Blume

Division of Corporation Finance

Office of Finance

Re:                                                                             Midwest Holding Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 15, 2021

Form 8-K Dated August 12, 2021

Filed August 12, 2021

File No. 001-39812

Ladies and Gentlemen:

We are submitting this letter on behalf of Midwest Holding Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 21, 2021 relating to the above-reference filings. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

Form 8-K Filed August 12, 2021

Exhibit 99.1 - Press Release Dated August 12, 2021

Q2 2021 Key Performance Indicators and Non-GAAP Financial Measures

Management Revenue, page 2

1. We note from page 11 of your earnings release for the first quarter of 2021 furnished as Exhibit 99.1 to your May 13, 2021 Form 8-K that non-GAAP “adjusted revenue” was a subtotal in the reconciliation form GAAP total revenues to non-GAAP “management revenue.” We also note that although you removed “adjusted revenue” from your June 30, 2021 Form 10-Q (in response to prior comment 1) and from this earnings release, you continue to add back deferred coinsurance ceding commission as a non-GAAP adjustment in deriving your non-GAAP “management revenue” and its “net revenue on reinsurance” component. Consistent with our previous request, please represent to us that in the future you will revise your non-GAAP revenue and net income measures to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. See Question 100.04 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.

Response:             We believe that important supplemental information is provided to our stakeholders, analysts and the investment community with the inclusion of deferred coinsurance ceding commission referred to in the comment. This number is derived from the financial statements of our primary insurance subsidiary that are prepared under statutory accounting principles (“SAP”), under which such number is recognized as revenue upon receipt of the ceding commission by our insurance subsidiary. The combination of the deferred coinsurance ceding commission (recognized as revenue under SAP and shown in our GAAP consolidated statements of cash flow) and the amortization of deferred gain on reinsurance (a GAAP number) is an operating measure used by our management to assess our financial performance as well as our cash flow. Thus, we believe the metric of management revenue, inclusive of the deferred coinsurance ceding commission is meaningful disclosure.

We further believe that this presentation is not an individually tailored revenue recognition method because:

(a)           upon completion of a reinsurance agreement, we have no further obligation to provide future goods and services in contrast to those instances in Accounting Standards Codification 606 “Revenue From Contracts with Customers” where consideration is received “up front” with an obligation to provide future goods or services;

(b)           notwithstanding the general principle in (a), our financial statements were and are prepared in accordance with ASU 944 “Financial Services — Insurance” and therefore reflect the deferral of coinsurance ceding premiums;

(c)           as noted above, our GAAP statement of cash flows reflects the unrestricted cash received by us from the full ceding commissions; and

(d)           regulations of the Nebraska Department of Insurance (“NDOI”) and SAP prescribe the immediate recognition of ceding commission revenue in these circumstances. Further both the NDOI and SAP permit the amount of cash ceding commission to be categorized as a credit to surplus, critically important to the financial ratios and permitted operations of a regulated insurance company such as owned by us.

The supplemental information provided by us is supplemental and is not intended to be utilized, nor is it utilized, in lieu of GAAP accounting principles, to which we adhere. For these reasons, we submit the form and nature of disclosures reflecting the foregoing provides a broader picture and deeper understanding of our business. Notwithstanding our provided disclosures, we continue to consider ways to provide meaningful financial disclosure to our stakeholders, analysts, and the investment community.

We would welcome the opportunity to discuss these issues with you at your convenience.

*  *  *

We hope the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:         A. Michael Salem, Midwest Holding Inc.